

July 11, 2011

Via E-mail
Mr. Wayne Smith
Chairman of the Board, President and Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

Re: Community Health Systems, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-15925

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1: Business and Summary of Significant Accounting Policies
Net Operating Revenues, page 74

1. You disclose that several states utilize supplemental reimbursement programs to offset a portion of the cost of providing care to Medicaid and indigent patients and that these programs are designed with input from CMS as they are funded with a combination of state and federal resources. You also disclose that after these programs are signed into law you recognize revenue and related expenses under these programs in the period in which amounts are estimable and collection is reasonably assured. It is our understanding that during the first quarter of 2011 CMS approved Pennsylvania's Medical Assistance Payment Modernization Act that was signed into law in July 2010. During your first quarter 2011 earnings conference call, you attribute part of your

revenue increase in that quarter to the new program implemented in Pennsylvania during the quarter. Please address the following comments:

- Please tell us the amount of revenue recognized under this program and the quarters in which you recognized that revenue.
- Please explain to us how you applied your revenue recognition policy stated above and how its application complies with GAAP. In this regard, if you recorded revenue in the third quarter of 2010, please explain to us how you were able to reasonably estimate the amount and how collection was reasonably assured without approval from the CMS. If you deferred recognition until the first quarter of 2011, please explain why and tell us the amount of the revenue recorded in 2011 that relates to services provided in 2010 and how you treated the expenses related to these services.

Note 3: Acquisitions and Divestitures, page 81

2. In your Business section, you disclose your strategy to continue to grow through selective acquisitions. In this note you disclose various acquisitions that you account for as a "purchase business combination." Please confirm to us that you applied the acquisition method as stipulated in ASC 805-10-05-4 to account for your business combination transactions since January 1, 2009 and provide us proposed revised disclosure to be included in future periodic reports that:

- Discloses in a policy note your policy for applying the acquisition method including, but not limited to:
  - o How you measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree;
  - o That goodwill is determined as the excess of the fair value of the consideration conveyed in the acquisition over the fair value of the net assets acquired, not the excess of cost over the fair value of the net assets acquired as stated in your goodwill policy note on page 73;
  - o How you account for changes in estimates of the fair value of any individual asset acquired or liability assumed; and
  - o How you account for transaction costs
- Clearly indicates that you applied the acquisition method to each of your acquisitions since January 1, 2009.

Note 15: Commitments and Contingencies
Construction and Other Capital Commitments, page 108

3. You disclose your commitment from a 2007 acquisition to build a replacement hospital in Valparaiso, Indiana and that you expect to complete this hospital in 2012. On page 6 you disclose that you committed to build this facility by April 2011 and that completion is not expected until the fourth quarter of 2012 due to delays in receiving government approved building and zoning permits. Please provide us proposed MD&A disclosure to be included in future periodic reports of the expected effects on financial position, results of operations and liquidity as a result of the expected delay in completion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant